

January 23, 2014

Via E-mail
James C. Davidson
Chief Executive Officer
California Gold Corp.
C/O Gottbetter & Partners, LLP
488 Madison Avenue, 12th Floor
New York, NY 10022

> **Re:** **California Gold Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 13, 2014**
> **File No. 000-54706**

Dear Mr. Davidson:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Principal Effects of a Reverse Stock Split, page 6

1.   We note your disclosure that you do not expect the reverse stock split to affect the registration of your common stock under the Exchange Act. Please confirm, if true, that the reverse stock split is not reasonably likely or intended to result in a going private transaction.

2.   Please revise the table or footnotes on page 7 to include the impact of the stock split at both ends of the range assuming conversion of the notes and Series B preferred stock into common stock, assuming no "9.99% conversion blocker." Clarify whether the reverse stock split and issuance of the Series B preferred stock would result in a change of control.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Paul C. Levites, Esq.